SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                      Filed under section 33(a) of the
          Public Utility Holding Company Act of 1935, as amended




EMIRATES CMS POWER COMPANY
TAWEELAH A2 OPERATING COMPANY
----------------------------------

(Name of foreign utility company)



CMS ENERGY CORPORATION
----------------------------------
(Name of filing company, if filed on behalf of a foreign utility company)

Item 1
------

The names of the entities claiming foreign utility company status are Emirates CMS Power Company ("Emirates CMS") and Taweelah A2 Operating Company ("Taweelah A2"). The address of Emirates CMS is c/o Abu Dhabi Water and Electricity Authority, Old Adgas Building (currently called Petroleum Exhibition), Sixth Floor, Corniche Road, P.O. Box 6120, Abu Dhabi, United Arab Emirates. The address of Taweelah A2 is c/o CMS Generation Co., 330 Town Center Drive, Suite 1000, Dearborn, Michigan 48126. Emirates CMS will have a 40 percent ownership interest in, and Taweelah A2 will operate, the A2 Generation/Desalination Plant at the Taweelah complex northeast of the City of Abu Dhabi in the United Arab Emirates (the "Plant"). The Plant will add approximately 710 MW of net capacity to the Emirate of Abu Dhabi's transmission grid for electricity and about fifty million imperial gallons per day of water production capacity. CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company, will own an interest in Emirates CMS and Taweelah A2 through intervening subsidiaries CMS Enterprises Company and CMS Generation Co., each of which are Michigan corporations. CMS Generation Co. will hold its interest in Emirates CMS through CMS Generation Investment Company I and CMS Generation Taweelah Limited, both Cayman Islands Companies. CMS Generation Co. will hold its interest in Taweelah 2 directly. Emirates Power Company, a wholly-owned subsidiary of Abu Dhabi Water and Electricity Authority will own 60 percent of the common stock (voting) of Emirates CMS.

Item 2
------

Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy Corporation. Consumers Energy Company will not pay any portion of the investment cost incurred for the ownership interests in CMS Emirates or Taweelah A2.


                                  EXHIBIT A

The certification required under Section 33(a)(2) of the Public
Utility Holding Company Act from the Michigan Public Service
Commission (the "Certification") is attached hereto. The notice required under the Certification is also attached hereto.


                                    SIGNATURE


CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                          By:    /s/ Michael D. Van Hemert
                                 -------------------------
                          Name:  Michael D. Van Hemert
                          Title: Assistant General Counsel


Date: April 18, 2000